UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________________________________

REQUEST FOR WITHDRAWAL

Date of Report: March 5, 2004
___________________________________

PROTOKINETIX, INCORPORATED
(Exact name of registrant as specified in its charter)

Nevada	94-3355026
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification Number)

REQUEST FOR WITHDRAWAL
OF FORM S-8 REGISTRATION STATEMENT
________________________________________________

Suite 1500 - 885
West Georgia Street
Vancouver B.C. Canada V6C 3E8
(Address of principal executive offices)
________________________________________________

Dr. John Todd
President and Director
Suite 1500 - 885
West Georgia Street
Vancouver B.C. Canada V6C 3E8
(Name and address of agent for service)

(604) 687-9887
(Telephone number, including area code of agent for service)

with a copy to:
Mark L. Baum
The Baum Law Firm
249 South Highway 101, Suite 432
Solana Beach, California 92075
(858) 523-1112

Item 1.  Request for Withdrawal of Registration Statement

On March 5, 2004, the Company mistakenly filed its 2004 Stock Incentive Plan on Form S-8 twice.  This filing (File Number 333-113304 and Accession Number 0001173473-04-000026) should have been made only once and therefore, only one registration fee should have been paid.

Executed this 5th day of March, 2004

/s/ Dr. John Todd
Chairman and CEO